SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the six months ended June 30, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SCOR

Page

Item 1. Financial Statements (Unaudited)

Report of Independent Accountants	2

Consolidated Balance Sheets as of June 30, 2002 and 2001	3 - 4

Consolidated Statements of Income for the Six Months Ended June 30, 2002 and 2001	5

Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2002 and 2001	6

Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2002 and 2001	7

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2002 and 2001	8

Notes to Consolidated Financial Statements	9 - 24

Signature

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SCOR

We have reviewed the accompanying consolidated balance sheets of SCOR and subsidiaries, as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the six months then ended. These financial statements are the responsibility of the management of SCOR and subsidiaries.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States and France, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the review reports of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

Ernst & Young Audit

Represented by Alain Vincent Paris, France

September 27, 2002,

SCOR

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30,

	2001	2002

	(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value
(amortized cost: EUR 5,849 in 2001 and EUR 5,690 in 2002)	5,929	6,047
Equity securities, available for sale, at fair value
(cost: EUR 898 in 2001 and EUR 477 in 2002)	784	449
Trading equity securities, at fair value
(cost: EUR 107 in 2001 and EUR 111 in 2002)	89	28
Short-term investments, at cost	440	147
Other long-term investments	360	358

Total investments	7,602	7,029

Cash and cash equivalents	396	1,562

Accrued interest income	116	116

Reinsurance balances receivable
Property-casualty	552	770
Life	92	508

Total reinsurance balances receivable	644	1,278

Accrued premiums receivable, net of commissions
Property-casualty	1,145	1,116
Life	217	150

Total accrued premiums receivable, net of commissions	1,362	1,265

Property-casualty
Reinsurance recoverable on unpaid losses and LAE	521	1,311
Prepaid reinsurance premium reserves	184	163

Total	705	1,474

Life
Reinsurance recoverable on reserves for future policy benefits	709	584

Deferred policy acquisition costs, net	342	412
Credits for deposits with ceding companies	937	1,053
Derivative financial instruments	34	3
Deferred income tax benefits	245	511
Fixed assets, net	19	22
Advances to and investments in affiliates	250	240
Goodwill and intangible assets	338	362
Other assets	188	446

Total assets	13,887	16,357

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30,

	2001	2002

	(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty
Losses and loss adjustment expenses reserves, gross	6,012	8,082
Unearned premium reserves, gross	1,478	1,494

Total	7,490	9,576

Life
Reserve for future policy benefits	2,684	2,384

Funds held under reinsurance treaties	870	821

Reinsurance balances payable
Property-casualty	177	223
Life	70	394

Total reinsurance balances payable	247	617

Convertible subordinated debentures	244	249
Long-term debt	267	252
Notes payable	54	82
Debt due within one year	6	33
Commercial paper	50	163
Derivative financial instruments	37	14
Accrued expenses	326	591
Deferred taxes	179	190
Minority interest	16	180

Total liabilities	12,470	15,152

Shareholders’ Equity
Common stock, no par value, 34,838,096 shares in 2001
and 41,256,874 shares in 2002 authorized, issued and outstanding	133	157
Paid-in capital	656	977
Catastrophe reserve, net of tax	11	12
Accumulated other comprehensive income	175	109
Retained earnings	606	122
Treasury stock, at cost (3,403,916 shares in 2001
and 3,630,417 shares in 2002)	(164)	(172)

Total shareholders’ equity	1,417	1,205

Total liabilities and shareholders’ equity	13,887	16,357

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	Six months
	ended June 30,

	2001	2002

	(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 54
in 2001 and EUR 53 in 2002	269	253
Property-casualty premiums earned, net of premiums ceded
totaling EUR 187 in 2001 and EUR 248 in 2002	1,383	1,837
Net investment income	159	111
Cumulative effect of change in accounting		—
Net realized gains on investments	40	(51)

Total revenues	1,851	2,150

Expenses
Life claims, net of reinsurance recoveries totaling EUR 44 in
2001 and EUR 33 in 2002	241	188
Property-casualty claims and loss adjustment expenses, net of reinsurance
recoveries totaling EUR 82 in 2001 and EUR 75 in 2002	1,105	1,548
Policy acquisition costs and commissions	374	467
Underwriting and administration expenses	89	102
Foreign exchange loss, net	7	(60)
Amortization of goodwill	8	0
Other income and expenses, net	2	(1)

Total expenses	1,826	2,244

Income before taxes, minority interests and income from investments accounted
for under the equity method	25	(94)

Income tax	(5)	19

Income before minority interests and income from investments accounted for
under the equity method	20	(75)
Minority interests	(1)	(7)

Income before income from investments accounted for under the equity method	19	(82)
Income from investments accounted for under the equity method	12	5

Income before change in accounting principle	31	(77)
Cumulative effect of change in accounting principle, net of tax EUR 1	1

Net income	32	(77)

	(EUR, except
	number of shares
	in thousands)
Earnings per share data
Basic	1.02	(2.05)

Diluted	0.97	(1.78)

Weighted average number of shares outstanding, basic	31,412	37,620

diluted	35,941	41,806

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	June 30,

	2001	2002

	(EUR, in millions)
Net income	32	(77)

Other comprehensive income, net of tax
Foreign currency translation adjustment	60	(67)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	14	10
Equity securities	(13)	30
Investments accounted for by the equity method	(11)	—
Less: reclassification adjustment for prior periods
appreciation included in net income	(7)	14

Other comprehensive income	43	(13)

Comprehensive income	75	(90)

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

	As of June 30,

	2001	2002

	(EUR, in millions)
Ordinary Shares
Balance at beginning of period	133	157

Balance at end of period	133	157

Paid-in capital
Balance at beginning of period	656	977
Issuance of Ordinary Shares — exercise of stock options	—

Balance at end of period	656	977

Accumulated other comprehensive income
Balance at beginning of period	132	121
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(17)	54
Currency translation adjustments	60	(67)

Balance at end of period	175	108

Catastrophe reserve
Balance at beginning of period	12	11
Allocation during period	(1)	1

Balance at end of period	11	12

Retained earnings
Balance at beginning of period	626	214
Net income	32	(77)
Allocation to catastrophe reserve	1	(1)
Dividends	(53)	(11)
Others		(3)

Balance at end of period	606	122

Treasury stock
Balance at beginning of period	(164)	(171)
Purchase of treasury shares	—	—

Balance at end of period	(164)	(171)

Total Shareholders’ equity	1,417	1,205

Ordinary Shares
Balance at beginning of period	34,793,846	41,244,216
Exercise of stock options	44,250	12,658

Balance at end of period	34,838,096	41,256,874

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,

	2001	2002

	(EUR, in millions)
Cash flows from operating activities
Net income	31	(70)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	14	13
Change in prepaid insurance premiums	(44)	(18)
Change in losses and LAE reserves, gross	143	300
Change in life reserves for future policy benefits	78	(27)
Change in unearned premium reserves, gross	171	46
Change in deferred policy acquisition costs	(15)	(77)
Realized investment gains and losses	(40)	81
Other amortization and change in other provisions	42	62
Change in deferred tax	3	(30)
Unrealized foreign exchange gains or losses	(1)	(75)
Affiliated income accounted for by the equity method	(14)	(4)
Cash dividends received from affiliates accounted for under the equity method	8	—
Changes in assets and liabilities
Premium and loss balances, net	89	(200)
Change in accrued reinsurance balance payable	(180)	165
Change in deposits with ceding companies	(133)	(70)
Funds held under reinsurance treaties	(6)	(16)
Change in sundry debtors and creditors	—	(39)

Net cash provided by operating activities	146	41

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	1,334	2,504
Sales of equity securities	1,074	1,783
Net sales (purchases) of short-term investments	(108)	256
Investments in fixed maturities available for sale	(1,283)	(3,363)
Investments in equity securities	(1,017)	(1,640)
Acquisitions of fixed assets	(11)	6
Disposals of fixed assets	14	(3)
Investment in affiliates	11	—
Investment in reinsurance companies	—	(4)
Long term loans	24	12

Net cash used in investing activities	38	(449)

Cash flows from financing activities
Dividends paid	(53)	(11)
Repayment of borrowings	(61)	(1,510)
Proceeds from borrowings	54	1,689
Issuance of shares	1	—
Increase (decrease) on minority interests	—	(18)
Purchase of treasury stocks	—	—

Net cash provided by (used in) financing activities	(59)	150

Effect of exchange rate changes on cash	11	(16)

Net increase in cash and cash equivalents	136	(274)
Cash and cash equivalents at beginning of year	247	1,927
Effect of changes in exchange rates on cash beginning	13	(91)

Cash and cash equivalents at end of year	396	1,562

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   The Company and Significant Accounting Policies

SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide property-casualty and life reinsurance. Property-casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of life and health reinsurance products and related services to primary life insurers throughout the world.

1.1.   Significant events

The dynamic growth of business that took place during the first quarter of 2002 continued over the second quarter, especially in Property & Casualty and Large Corporate Accounts and confirms the positive outlook of technical profitability. In spite of a very unstable and unfavorable stock market environment, the Group operating result progresses quite noticeably over the second quarter, compared to the first quarter 2002.

SCOR Group created at the end of December 2001, Irish Reinsurance Partners with private investors. This company is dedicated to reinsuring part of SCOR’s new or renewed non-life business for the 2002-underwriting year. SCOR increased its non-life underwriting capacity by more than 25%. IRP has a total shareholders’ equity of EUR 400 million held by SCOR Group for 41,7% and is consolidated into the Group consolidated financial statements at the end of December, 2001 because the Group controls this company.

SCOR Group has reached a definitive agreement to sell its renewal rights of the Fulcrum business unit, based in Scottsdale, Arizona, to the Argonaut Group, Inc. of San Antonio, Texas. SCOR Group acquired Fulcrum Insurance Company as part of its purchase of Sorema in July of 2001. The business unit had recorded gross written premiums for 2001 of USD 45.6 million and Fulcrum’s capital and surplus as of December 31, 2001, was USD 24.6 million. This transaction will free up capital for SCOR’s reinsurance operations in the US market, allowing it to take further advantage of the strong market recovery. The closing will take place as soon as possible, following applicable regulatory and other approvals.

At the end of March, SCOR Group realized a placement on the capital markets of HORIZON, a USD 112 million index-linked securitization of credit risk designed to lower its risk profile in Credit Reinsurance. This securitization is fully backed by Aaa-rated assets, providing first-rate financial security. This structurally innovative cover is linked to Moody’s A and Baa ratings indices, which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with SCOR’s credit exposures in terms of quality, geographic diversity and range of sectors. This entity is fully consolidated in the consolidated financial statements at the end of the first half-year of 2002.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SCOR officially sold its stake of 35.26% in Coface to NATEXIS on March 29th, 2002. This transaction that is under suspensive conditions obtained on July 2nd, 2002, will be registered on the third quarter 2002 and will provide an additional € 275 million in liquidity and a net consolidated increase after tax in Group shareholders’ equity of € 65 million (€ 82 million before tax). The Group’s consolidated financial statements at the end of June 2002 including the impact of the sale of Coface would have been as follows:

Statement of income (EUR, in millions):
Net income after tax at the end of June 2002	(77)
Impact of the sale of Coface	65

Net income after tax at the end of June 2002 after the operation	(12)

Shareholders’ equity (EUR, in millions):
Group Shareholders’ equity at the end of June 2002	1,205
Impact of the sale of Coface	65

Group Shareholders’ equity at the end of June 2002 after the operation	1,270

Earnings per share (EUR):

	Basic	Diluted

Earnings per share at the end of June 2002	(2.05)	(1.78)
Impact of the sale of Coface	1.73	1.55

Earnings per share at the end of June 2002 after the operation	(0.32)	(0.23)

On September, 4th 2002, SCOR confirms that, in accordance with its strategy, it is engaged in exclusive discussions with the GERLING Group with a view to a possible acquisition of the Group’s Life and certain of its Non-Life reinsurance activities. In a press release of September 20, 2002, SCOR said that SCOR Group had informed Gerling Group (GKB) that, due to current capital market conditions, the exclusive negotiations announced on September 4, 2002 regarding the possible acquisition of Gerling Group’s Life and certain of its Non-Life Reinsurance activities had been terminated.

In 2002, A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) lowered their respective Group ratings, which are currently as follows:

A.M. Best	Rating of the Group	A	Excellent
Fitch IBCA	Financial strength rating	AA–	Very strong
	Long-term debt	A+	High credit quality
	Short-term debt	F1	High credit quality
S&P	Financial strength rating	A+	Strong
	Group’s commercial paper	A-1	Strong
	Group’s senior unsecured debt	A+	Strong

In a press release issued on September 26, 2002, A.M. Best affirmed the ‘‘A (Excellent)’’ financial strength rating of SCOR Group, and that the outlook was stable.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.2.   Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform with U.S. GAAP. In the opinion of management, the financial statements prepared in accordance with U.S. GAAP reflect all adjustments and accruals (reflecting management estimates and assumptions) necessary for a fair presentation of results for the six-month period. The results of operations for the six-month period ended June 30, 2002 are not necessarily indicative of the operating results for the full year.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

1.3.   Recent Accounting Developments

Effective January 1, 2001, the Group adopted FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS 137 and SFAS 138. Amended SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

On July 1, 2001, the Group adopted SFAS No.141 “Business Combinations” which requires usage of the purchase method for all business combinations initialed after June 30, 2001. On effective January 1, 2002 the Group adopted SFAS No.142 “Goodwill and Other Intangible Assets” which changes the accounting for goodwill from an amortization method to a perform impairment valuations. Amortization of goodwill, including goodwill recorded in past business combinations, ceases upon adoption of that statement. The Group will do impairments valuations annually or more frequently if certain indicators are encountered.

The adoption of SFAS 141 and SFAS 142 did not have a significant impact on the Group’s financial statements. This has resulted in the elimination of an half-yearly amortization expense related to goodwill in the amount of EUR 8 million, in the first half-year of 2002. On a pro-forma basis, diluted net income before cumulative effect of new accounting standard for the first half-year of 2001 would have been EUR (1.20) per share rather than EUR (0.97) as reported. The next statement shows the impact of non-amortization on net result after taxes.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

After being reviewed by SCOR, the application of SFAS 142 does not lead to any depreciation of goodwill at this date.

	Six months ended June 30,

	2001	2002

	(EUR, in millions except for earnings-per-share amounts)
Disclosure
Reported net income	32	(77)
Add back: goodwill amortization	8	0

Adjusted net income	40	(77)

Basic earnings-per-share
Reported net income	1.02	(2.05)
Add back: goodwill amortization	0.25	0.00

Adjusted net income	1.27	(2.05)

Diluted earnings-per-share
Reported net income	0.97	(1.78)
Add back: goodwill amortization	0.23	0.00

Adjusted net income	1.20	(1.78)

In October 2001, the FASB issued the statement of Accounting Standard No.144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the assets. The adoption of SFAS 144 did not have an impact on the Group’s financial statements.

SCOR

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2.   Investments

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Six months ended June 30,

	2001	2002

	(EUR, in millions)
Investment income
Fixed maturities	189	180
Equity securities, dividends	11	1
Trading equity securities, net unrealized gains	(18)	(30)
Short term investments and other (1)	36	54

Total investment income	218	205

Investment expense
Swap interest	12	7
Commercial paper	—	6
Administration expenses	5	5
Other (including convertible debentures interest and impairment of securities)	42	76

Total investment expense	59	94

Net investment income	159	111

(1)	includes swap income of EUR 4 million in 2001 and EUR (2) million in 2002. Other swap-related net income is included in realized and unrealized capital gains and losses.

The followings presents gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Six months ended June 30,

	2001	2002

	(EUR, in millions)
Equity securities
Gross unrealized gains	35	19
Gross unrealized losses	(149)	(91)

Net unrealized gains (losses)	(114)	(72)

Fixed maturities, at fair value
Gross unrealized gains	118	162
Gross unrealized losses	(38)	(30)

Net unrealized gains (losses)	80	132

Total net unrealized gains (losses)	(34)	60

Policyholder-related amounts (1)	(43)	(57)
Deferred tax (liability) asset	33	7
Shareholders’ net unrealized appreciation (depreciation)	(44)	10

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

SCOR

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note  3.   Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

Premiums written, premiums earned and loss and LAE incurred for the periods ended June 30, 2001 and 2002 are as follows:

		Six months ended June 30, 2001

	Premiums written	Premiums earned	Loss and LAE incurred

		(EUR, in millions)
Property-casualty
Assumed	1,742	1,571	(1,187)
Ceded	(231)	(188)	82
Life
Assumed	323	323	(285)
Ceded	(54)	(54)	44

Net	1,780	1,652	(1,346)

		Six months ended June 30, 2002

	Premiums written	Premiums earned	Loss and LAE incurred

		(EUR, in millions)
Property-casualty
Assumed	2,133	2,086	(1,630)
Ceded	(266)	(248)	82
Life
Assumed	306	306	(221)
Ceded	(53)	(53)	33

Net	2,120	2,091	(1,736)

The premium retention rate is 87% for the six months ended June 30, 2002 and 86% for the six months ended June 30, 2001.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid has been accounted for as a deposit rather than as premium expense in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 20 million and EUR 17 million as of June 30, 2002 and 2001, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 147 million and EUR 367 million as of June 30, 2002 and 2001, respectively.

SCOR

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note  4.   Debt

Debt and designated interest rate swap agreements consists of the following:

		As of June 30,

	2001		2002

	Book	Fair	Book	Fair
	Value	Value	Value	Value

		(EUR, in millions)
Commercial paper – fixed rate	50	50	163	163
Notes payable — fixed rate	55	55	81	81
Convertible subordinated debentures — 1%	244	253	249	232
EUR 50 million perpetual subordinated debt — EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt — LIBOR + 0.80%	117	117	102	102
EUR 100 million 20-year subordinated debt — EURIBOR + 1.15%	100	100	100	100

Total obligations	616	625	745	728

Fair value of interest rate swap agreements	(1)	(1)	1	1

Total debt	615	624	746	729

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of June 30, 2002 is EUR 57 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. To the extend that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of June 30, 2001 and 2002.

Note 5. Derivatives and Hedging Activities

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133 “Accounting for derivative instruments and hedging activities”.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the adoption of SFAS 133, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities.

When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. The related transition adjustment resulted in a gain of EUR 2 million reported for June 2001 in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

Fair Value Hedges:

SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

Several pay variable — receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items is reported in the statement of income.

The loss of the hedges’ ineffectiveness of EUR 233,965 and EUR 250,968 was recognized in net investment income respectively in June 2002 and in June 2001.

Foreign Currency Hedges:

The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

The U.S. dollar represents the most significant portion of those reserves. In addition, the Group entered into acquisitions in 2000 and 2001 denominated in U.S. dollar. SCOR arranged two foreign exchange hedges in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and these hedges were closed at the end of June, 2002.

For June 2001, those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Non-hedge instruments:

• Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extend, the Group uses indexed options as well as pay variable - receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio.

The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities. Those derivatives are carried at fair value and classified as investments.

• Other derivatives used by the Group:

The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Some particular alternative reinsurance transactions were also based on indexed options.

Certain life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

Note 6.   Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the periods ended June 30, 2001 and 2002 are as follows:

	Six months ended June 30, 2001

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	60	—	60
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	19	(5)	14
Equity securities	(21)	8	(13)
Investments accounted for by the equity method	(17)	6	(11)
Less: reclassification adjustment for prior periods appreciation included in net income	(11)	4	(7)

Other comprehensive income	30	13	43

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2002

	Before-	Tax	Net-of-
	Tax	(Expense)	Tax
	Amount	or Benefit	Amount

		(EUR, in millions)
Foreign currency translation adjustment	(67)		(67)
Unrealized appreciation (depreciation) on investments
during period
Fixed maturities	15	(5)	10
Equity securities	45	(15)	30
Investments accounted for by the equity method	—	—	—
Less: reclassification adjustment for prior periods
appreciation included in net income	21	(7)	14

Other comprehensive income	14	(27)	(13)

Net of tax balances of each classification within accumulated other comprehensive income as of June 30, 2001 and 2002 are as follows:

			Unrealized
		Unrealized	Appreciation
	Foreign Currency	Appreciation	(Depreciation) of	Accumulated Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

	(EUR, in millions)
Period ended June 30, 2001
Balance at beginning of period	158	(38)	12	132
Current-period change	60	(6)	(11)	43

Balance at end of period	218	(44)	1	175

Period ended June 30, 2002
Balance at beginning of period	165	(43)	(1)	121
Current-period change	(67)	54		(13)

Balance at end of period	98	11	(1)	108

Note 7.   Income Taxes

Income tax expense for the Group includes the change, in France, of the tax rate of the income tax surcharge of 6% for 2002 and 10% for 2001.

Income tax for the Group represented an income tax profit of EUR 19 million as of June 30, 2002. It included EUR 11 million tax profit resulting from loss carry back.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8.   Earnings Per Share

Basic earnings per share is calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the six months ended June 30, 2001 and 2002, respectively:

	Six months ended June 30, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	32

Basic Earnings Per Share
Income available to Ordinary Shareholders	32	31,412	1.02

Effect of dilutive securities
Stock options	—	504
Convertible bonds	3	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	35	35,941	0.97

Options to purchase 464,000 Ordinary Shares at EUR 56.25 per share were granted in 1998. 439,000 such options at June 30, 2001 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Six months ended June 30, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(77)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(77)	37,620	(2.05)
Effect of dilutive securities
Stock options	—	161
Convertible bonds	3	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(74)	41,806	(1.78)

Options to purchase Ordinary Shares at EUR 37.20, EUR 56.25, EUR 46.00, EUR 48.00, EUR 45.00, EUR 48.00, and EUR 34.00 per share were granted in 1997, in 1998, in 1999, in 2000 and in 2001. 2,553,400 such options at June 30, 2002 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9.   Lines of Business and Geographic Information

SCOR Group is composed of 12 subsidiaries, including 8 reinsurance company subsidiaries, 3 operating divisions, and 18 representative offices which operate in defined geographic areas.

The Group organized its operations in three segments. In addition to the three operating segments, the Group includes under “Other” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by equity method.

Property-Casualty reinsurance

The Property-Casualty (“P&C”) segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty and facultative supporting treaty transactions for classes of property, casualty, marine, transportation and construction. Property-casualty also includes direct or allocated operating expenses and net income from property-casualty-related investing activities.

Life, Accident & health

Life, Accident & health reinsurance (“Life, A&H”) includes life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life, Accident & health reinsurance is conducted worldwide through SCOR Vie and its branch offices, Madrid, Toronto and Singapore, and, for the German and Italian markets, jointly between SCOR Vie and the local Group subsidiaries. Life, Accident & health also includes direct or allocated operating expenses and net income from Life, Accident & health-related investing activities.

“Specialty” reinsurance

“Specialty” reinsurance includes alternative reinsurance, credit surety and political risks, and the “SCOR Business Solutions” division, which covers large property-casualty facultative business. “Specialty” reinsurance also includes direct or allocated operating expenses and net income from “Specialty” property-casualty reinsurance-related investing activities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the activity split:

	Six months ended June 30, 2001

		Life,
	P&C	A & H	Specialty	Other	Consolidated

	(EUR, in millions)
Net premiums written	767	459	554		1,780

Net premiums earned	690	425	537		1,652
Net investment income	50	45	47	18	159
Net realized gains on investments	12	11	12	4	40

Total revenues	752	481	596	22	1,851

Claim and claim expenses	528	355	463		1,346
Acquisition costs	135	156	83		374
Underwriting and administration expenses	40	23	26		89
Other income and expenses, net				17	17

Total expenses	703	534	572	17	1,826

Income before taxes, minority interest and equity method income	49	(53)	24	5	25

Income from investments accounted for by the equity method				12	12

Total assets as of June 30	5,641	4,179	4,067		13,887

	Six months ended June 30, 2002

		Life,
	P&C	A & H	Specialty	Other	Consolidated

	(EUR, in millions)
Net premiums written	1,122	443	555		2,120

Net premiums earned	1,020	430	640		2,090
Net investment income	15	48	15	33	111
Net realized gains on investments	(7)	(22)	(7)	(15)	(51)

Total revenues	1,028	456	648	18	2,150

Claim and claim expenses	755	318	663		1,736
Acquisition costs	237	131	99		467
Underwriting and administration expenses	50	23	29		102
Other income and expenses, net				(61)	(61)

Total expenses	1,042	472	791	(61)	2,244

Income before taxes, minority interest and equity method income	(14)	(16)	(143)	79	(94)

Income from investments accounted for by the equity method				5	5

Total assets as of June 30	7,522	4,057	4,778		16,357

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the Group’s business by geographic area (allocations by geographic area have been made based on the location of the related subsidiary).

	France	Europe	North America	Asia	Consolidated

			(EUR, in millions)
Six months ended June 30, 2001
Revenues	546	255	973	77	1,851
Income before taxes	6	26	(4)	10	38
Identifiable assets as of June 30	5,561	1,572	6,388	366	13,887
Six months ended June 30, 2002
Revenues	573	357	1,080	140	2,150
Income before taxes	(188)	48	23	28	(89)
Identifiable assets as of June 30	7,485	1,958	6,485	429	16,357

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note  10.   Subsequent events

As part of its ongoing strategy to optimize its short and medium term debt, SCOR finalized on May 31, 2002 the placement of a 5-year, 5.25%, Senior notes issue. Taking advantage of favorable market conditions, the Group successfully placed EUR 200 million, due on June 21st, 2007, at a yield to maturity of 5.395%.

This operation completes SCOR’s program to strengthen the Group capital base. This program began in December 2001 with the formation of Irish Reinsurance Partners. It continued first in January 2002 with the issuance of the Atlas Re II Cat Bond, in March of this year with the placement of Horizon, a USD 112 million index–linked securitization of credit risk, in March of this year as well, with SCOR’s commitment to sell its stake of 35.26% in Coface to Natexis and finally with the sale of its Fulcrum business.

At the beginning of June, SCOR signed a partnership for the distribution and management of annuity insurance products with the Legacy Marketing Group, in California. Insurance policies will be written by Investors Insurance Corporation (IIC), a US direct insurance company acquired by the Group when it took over PartnerRe Life in August 2000, and reinsured by SCOR.

As described in significant events, SCOR announces on September 4th, 2002 that it is engaged in exclusive discussions with the GERLING Group with a view to a possible acquisition of a part of its reinsurance activities. In a press release of September 20, 2002, SCOR said that SCOR Group had informed Gerling Group (GKB) that, due to current capital market conditions, the exclusive negotiations announced on September 4, 2002 regarding the possible acquisition of Gerling Group’s Life and certain of its Non-Life Reinsurance activities had been terminated.

It was announced, on September 30, 2002, that the Board of Directors of SCOR Group, which met on 27th September 2002, had decided to call an Extraordinary General Meeting on Tuesday 5th November 2002, with the aim of carrying out a capital increase of around EUR 400 million, which will allow it to embark, in excellent conditions, upon a new stage in its development.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2002

SCOR (Registrant)

By:	/s/ Maurice Tolédano Maurice Tolédano, Principal Financial Officer